August [30], 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Mr. Grzeskiewicz:

On June 18, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of the River Rock IV Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 5 to its registration statement under the Securities Act of 1933 on Form N-1A.  On August 1, 2012, you provided oral comments to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  A marked version of the prospectus is attached to aid in the review of the Registrant's responses.

PROSPECTUS-PRINCIPAL INVESTMENT STRATEGY

1.  Comment.  Please clarify what type of securities the portfolio will contain.  For example, do references to "cash" refer to treasury securities only, or does it also include options?  Additionally, how will the adviser pursue commodities, commodities futures, and ETFs?

Response.  The "Cash" strategy has been relabeled the "Cash and Options" strategy to more clearly align its description with its strategy of combining cash equivalents in the form of U.S. Treasury Bills with written put and call options on the S&P 500 Index.  The disclosure has been revised to provided additional clarification on this point.  Further, upon review, the Registrant believes the existing disclosure regarding the adviser's pursuit of commodities and related investments is sufficient to adequately inform potential investors without unnecessarily disclosing proprietary details of the adviser's strategy.

PROSPECTUS-FUND SUMMARY

2. Comment.  Please briefly describe each strategy and what type of investments it entails.

Response.  The requested change has been made and the strategy disclosure updated accordingly.

3. Comment.  It is unclear whether the Commodity Trends Indicator Strategy ("CTI") is the only strategy that results in acquired fund fees and expenses ("AFFE").  Please confirm that the other strategies do not invest in underlying investment companies and, therefore, do not incur AFFE.  If that is not the case, please include relevant disclosure to those other strategies investing in underlying investment companies and incurring AFFE.

Response.  The Dynamic Strategy may also incur AFFE to the extent it invests in exchange traded funds.  Upon review, the Registrant believes the existing disclosure regarding investing in underlying securities is sufficient because the risks, as presented, apply to the Fund as a whole and are not specific to a particular or singular strategy within the Fund.

4. Comment.  Please clarify whether the adviser has established credit rating or maturity criteria for the bonds it invests in.

Response.  The Fund may invest in debt instruments without restriction as to credit rating or maturity and has amended disclosures to so state.

5. Comment.  Please list the type of derivative instruments the Fund may invest in.

Response.  As part of its principal strategy, the Fund invests primarily in options and futures.  Additionally, the Registrant confirms that disclosures made regarding the use of derivatives were made in conformity with the themes and principles in Barry Miller's July 30, 2010 letter.

PROSPECTUS-PRINCIPAL INVESTMENT RISKS

6. Comment.  Please clarify whether the Fund invests directly in commodities, or just in commodity futures and other entities that invest in commodities.

Response.  The Fund invests in commodity futures and other exchange traded funds that invest in commodities or have returns linked to commodities.

7.  Comment.  "Leverage Risk" is included as a Principal Investment Risk.  Please disclose in the Investment Strategy section how leverage fits into the Fund's strategy.

Response.  The requested disclosure has been added to the Prospectus.

8. Comment.  The "Investment Adviser" section currently reads:

The Fund's Investment Adviser is CARF Management LLC (the "Adviser").  Allocation of Fund assets among the three principal strategies of the Fund described above are determined by the Adviser's investment committee (the "Committee").  The Committee is comprised of three members: Timothy Price, the Chief Investment Officer of the Adviser; Steven Schwab; and Joe St. John.

The first sentence should remain, but the others should be moved to the Management disclosure later in the prospectus.

Response.  The requested change has been made.

PROSPECTUS-STATUTORY SECTION

9. Comment.  As in the Summary, please clarify how and what type of investments the Fund will utilize for each Strategy.

Response.  The requested change has been made and the strategy disclosure updated accordingly.

10. Comment.  Please clarify whether the Cash Strategy returns will be primarily from treasuries or options.  If the return is from options, please change the name of the strategy to reference options, or explain to the Staff why "Cash Strategy" is not misleading.

Response.  Please refer to the response to Comment number 1.

11. Comment.  Please clarify who will be responsible for the management of the CTI Strategy and whether the Adviser or a third-party is involved.

Response.  The CTI Strategy of the Fund is managed by the Adviser.  The Adviser seeks to replicate the price movements of the Commodities Trends Indicator.  The Commodities Trends Indicator is calculated and maintained by Alpha Technologies, LLC, and the Adviser has no input or influence as to the manner or method of its calculation.

12. Comment.  The paragraph at the top of page 6, contradicts the disclosure in the Fund Summary which states that the Fund can invest from 0-100% in either equity or debt.  Please reconcile the contradiction.

Response.  Upon review, the Registrant does not believe the disclosures are contradictory because the references to investments between 0% and 100% (such as 25%) are described as targets or expected allocations.

13. Comment.  With respect to "Commodity Risk", please clarify whether it is referencing commodity futures only, or that the Fund will invest in commodities directly.

Response. The Fund invests in commodity futures and other entities that invest in commodities.

14. Comment.  Please add a separate risk noting the limited experience of the adviser since it commenced operations in 2011.

Response.  The requested addition has been made to the Principal Investment Risks sections.

PROSPECTUS-HOW SHARES ARE PRICED

15.  Comment.  The prospectus indicates that NAV is computed on a "per class basis".  Please remove that reference as there is only one share class.

Response.  The requested change has been made.

PROSPECTUS-HOW TO PURCHASE SHARES

16.  Comment.  Please explain in your correspondence to the Staff why the Fund will not accept cashier's checks or money orders.

Response.  The Fund will not accept cashier's checks or money orders because it is not possible to readily and conclusively verify the identity of the person or entity sending the cashier's check or money order.  This is consistent with the Trust's AML policy in the SAI which reads, in relevant part, "The Trust will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act."

PROSPECTUS-FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

17.  Comment.  Please confirm that you believe the disclosure regarding market timing discussed in the Frequent Purchases and Redemptions of Fund Shares Section are described in sufficient specificity, as required under Item 11(e)(4)(iii) of Form N-1A.  Please revise this section if additional specificity is required.

Response.  Upon review, the Registrant believes market timing disclosures have been made with sufficient specificity to inform prospective shareholders as to their nature, yet without disclosing so much detail that they create a road map to shareholder's who might wish to evade the market timing policy.

STATEMENT OF ADDITIONAL INFORMATION

18. Comment.  Please review this filing and confirm that any risks or investment types disclosed only in the Statement of Additional Information are not significant enough to also warrant inclusion in the statutory or summary prospectus sections.

Response.  The Registrant confirms that the Statement of Additional Information is not the sole source of disclosure for any principal investment strategies and related principal investment risks.

19. Comment.  Please ensure that whoever submits the updated filing also files a redline comparing it to the draft upon which the SEC made its comments.

Response.  The Registrant will file a marked version of the registration statement via EDGAR and will provide a copy of relevant portions as an attachment to this letter.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265.

Sincerely,

__________________

Thompson Hine LLP

Attachment

714551.2